Reply Attention of William L. Macdonald
Direct Tel. 604.643.3118
EMail Address wlm@cwilson.com
Our File No. 28430-1 / D/WLM/679115.1

February 8, 2005

BY EDGAR AND COURIER

MAIL STOP 0407
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:
Re: Netfone, Inc. (the "Company") Amendment No. 1 to Form SB-2 File No. 333-120895 Filed: January 18, 2005

Thank you for your letter of January 31, 2005 with your comments on the Company's Amended Registration Statement on Form SB-2, filed January 18, 2005. For your ease of reference, our responses to your comments are numbered in a corresponding manner.

*****

Amendment No. 1 to Form SB-2

Other Risks, page 14

1. Additional disclosure has been provided in the Risk Factor referred to in your comment. However, it is not necessarily a material risk regarding the potential inability to obtain judgment and/or attach assets of a Canadian subsidiary, as U.S. residents can readily obtain such relief from Canadian Courts which would exercise jurisdiction over the Canadian subsidiary.

Management, page 19

2. Mr. Salem's biographical information has been updated in response to your comment.

3. Additional disclosure has been provided in this section of the Amended Registration Statement regarding the implications of a potential deadlock given the Company's even number of directors.

Description of Business, page 24

4. Supplementally, please find enclosed a copy of the Company's agreement with Xiptel.

Business Development During Last Three Years, page 24

5. The explanation of a "broad soft system" has been expanded upon.

6. As indicated in the Amended Registration Statement, the Company anticipates that approximately 25% of its future revenues will be derived from the rental and sales of terminal adapters.

Competitive Factors, page 27

7. The statement referred to in our comment has been revised to clarify that it is based upon the Company's belief, given its review of the marketplace and its competitors.

Industry Background, page 26

8. Please find enclosed supplemental information supporting the disclosure provided in the Amended Registration Statement. The reports and information referred to in this section are publicly available and disclosed and pertain to the industry in general and do not have any specific relationship with the Company or the Registration Statement.

Management's Discussion and Analysis or Plan of Operation, page 31

9. The Amended Registration Statement has been revised in response to your comment.

Executive Compensation, page 37

10. The Amended Registration Statement has been revised to provide further information in regards to the Company's Consulting Agreement with Mr. Hulays and the non-exclusive implications of the Agreement.

Exhibits

11. A form of the Company's Share Certificate has been filed with the Amended Registration Statement and the Exhibit Index has been revised accordingly.

12. Please find enclosed copies of the Company's Series A and Series B Warrants.

*****

Please find enclosed both clean (four copies) and a black-lined version of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on January 18, 2005 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/mll

Enclosures

cc: Ted Yu, SEC (fax 202-942-9594)
Inessa Berenbaum / Kyle Moffat

Netfone, Inc.
Attention: Rafeh Hulays